Filed Pursuant to Rule 424(b)(3)
Registration No. 333-232425

RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 4 DATED JULY 8, 2020
TO THE PROSPECTUS DATED APRIL 29, 2020

This document supplements, and should be read in conjunction with, our prospectus dated April 29, 2020, as supplemented by Supplement No. 1 dated May 5, 2020, Supplement No. 2 dated May 21, 2020 and Supplement No. 3 dated June 2, 2020. Unless otherwise defined herein, capitalized terms shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•our daily net asset value, or NAV, per share for our common stock for the month of June 2020;
•the limit on redemptions pursuant to our share redemption plan for the third quarter of 2020;
•updates on the impact of COVID-19 on our operations;
•an update to the “Management” section of our prospectus; and
•an update to the “Prospectus Summary” section of our prospectus.

Historical NAV per Share

The following table sets forth the NAV per share for the Class A, Class I, Class T and Class D shares of our common stock on each business day for the month of June 2020. There were no Class N, Class S, Class M-I or Class T2 shares of our common stock outstanding during this period.

Date	NAV per Class A Share	NAV per Class I Share	NAV per Class T Share	NAV per Class D Share*
June 1, 2020	$13.95	$14.03	$13.99	$14.02
June 2, 2020	$13.96	$14.04	$13.99	$14.02
June 3, 2020	$13.99	$14.07	$14.02	$14.05
June 4, 2020	$13.97	$14.05	$14.01	$14.04
June 5, 2020	$14.02	$14.10	$14.05	$14.08
June 8, 2020	$14.04	$14.12	$14.07	$14.10
June 9, 2020	$14.02	$14.10	$14.05	$14.08
June 10, 2020	$13.99	$14.07	$14.02	$14.05
June 11, 2020	$13.88	$13.96	$13.92	$13.95
June 12, 2020	$13.93	$14.01	$13.96	$13.99
June 15, 2020	$13.94	$14.02	$13.97	$14.00
June 16, 2020	$13.93	$14.01	$13.97	$14.00
June 17, 2020	$13.91	$13.99	$13.95	$13.98
June 18, 2020	$13.90	$13.98	$13.93	$13.96
June 19, 2020	$13.88	$13.96	$13.91	$13.94
June 22, 2020	$14.02	$14.10	$14.06	$14.09
June 23, 2020	$14.01	$14.09	$14.05	$14.08
June 24, 2020	$13.98	$14.06	$14.02	$14.05
June 25, 2020	$14.00	$14.08	$14.03	$14.06
June 26, 2020	$13.98	$14.06	$14.01	$14.04
June 29, 2020	$14.00	$14.08	$14.03	$14.06
June 30, 2020	$14.02	$14.10	$14.06	$14.09
*Class D shares are currently being offered pursuant to a private placement offering.

Purchases and redemptions of shares of our common stock are made in accordance with our policies as set forth in our prospectus. Our NAV per share is posted daily on our website at www.rreefpropertytrust.com and is made available on our toll-free, automated telephone line at (855) 285-0508.

Please refer to “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for important information about how our NAV is determined.

Share Redemption Plan Limit

For the quarter ended September 30, 2020, the limit for redemptions pursuant to our share redemption plan is $10,979,621.

Impact of COVID-19

The coronavirus (COVID-19) pandemic has had, and is expected to continue to have, a significant impact on local, national and global economies and has resulted in a world-wide economic slowdown. As a daily valued NAV REIT, we are closely monitoring the impact of the coronavirus pandemic on our investments. During June 2020, our NAV per share increased approximately 0.6% for each share class. This increase was primarily a result of a net increase in the values of our properties during the month, while our real estate equity securities portfolio was stable.

During this pandemic, we have been actively engaged with our independent valuation advisor, providing frequent updates regarding our rent collections and other factors about our properties. As a result of the coronavirus pandemic and based on available information, the values of most of our properties have been adjusted downward since late March 2020 as determined by our independent valuation advisor or other independent appraisers. These valuation changes were driven by changing property cash flows based on our collections, increased projected credit losses, extended lease-up times for currently vacant spaces, increased discount rates and reduced market rent growth rates. Offsetting these declines, two of our properties increased in value during June due to further revisions to market rents and discount rates based on recent activity at the properties or in the local market. These adjustments have resulted in a total valuation increase of approximately 0.4% for our property portfolio for the month of June 2020. In accordance with our valuation policies as approved by our board of directors, these changes in value are integrated into our NAV as soon as they are made available to us.

Our property portfolio is diversified across the four primary sectors of commercial real estate: office, industrial, retail and apartment. Among these four sectors, retail is widely expected to be the sector that will be most impacted by the coronavirus pandemic. The retail properties we own are grocery-anchored and contain a number of tenants that are considered essential and thus our retail properties are potentially more resilient that other subsectors within retail.

As the economy progresses through the phased re-opening, we have continued to seek and collect unpaid rents. Updated collection information for each of April and May 2020 is presented below, along with collection information for June 2020.

For our entire property portfolio, we collected approximately 94% of our contractual rental revenues for the month of April 2020, detailed across our property sectors as follows:

•Office – 93% occupied and 96% collected
•Industrial – 100% occupied and 100% collected
•Retail – 99% occupied and 85% collected
•Apartment – 100% occupied and 99% collected

For our entire property portfolio, we collected approximately 91% of our contractual rental revenues for the month of May 2020, detailed across our property sectors as follows:

•Office – 93% occupied and 96% collected
•Industrial – 100% occupied and 100% collected
•Retail – 99% occupied and 77% collected
•Apartment – 100% occupied and 98% collected

For our entire property portfolio, we collected approximately 97% of our contractual rental revenues for the month of June 2020, detailed across our property sectors as follows:

•Office – 93% occupied and 96% collected
•Industrial – 100% occupied and 100% collected
•Retail – 99% occupied and 94% collected
•Apartment – 100% occupied and 99% collected

Our commercial properties (office, industrial and retail) are occupied by a diverse mix of tenants. As of June 30, 2020 our weighted average remaining lease term for our commercial properties was 5.2 years. Our apartment property is a student housing property located just off the University of Georgia campus in Athens, Georgia. As of July 2, 2020, this asset was 98% pre-leased for the next school year beginning in August 2020, and at higher average rents than those currently in place. We obtain parental guarantees on each student lease. With respect to our commercial and residential tenants who have been affected by COVID-19 and who did not pay rent, we continue to work with them to recoup such rent and bring their leases current.

Update to “Management”

Under “Management—Our Sponsor and Advisor” beginning on page 114 of the prospectus, and under “Management—Investment Committees of the Advisor” on page 119 of the prospectus, all references to Pierre Cherki are hereby removed.

Update to “Prospectus Summary”

The section “Prospectus Summary—Our Dealer Manager” on page 21 of the prospectus is replaced by the following:

DWS Distributors, Inc., our dealer manager since June 2016 and an affiliate of our advisor, coordinates the distribution of the shares of our common stock on a best efforts basis, manages our relationships with participating broker-dealers and provides assistance in connection with compliance matters relating to marketing the offering. Our dealer manager is an indirect majority owned subsidiary of Deutsche Bank and is a member of the Financial Industry Regulatory Authority, Inc., or FINRA. Our dealer manager provides distribution related services to us on a contractual basis pursuant to the dealer manager agreement.

Our dealer manager is a registered broker-dealer incorporated in 1994 and is a principal underwriter for the funds supporting the DWS Retail distribution channel. The U.S. Retail business of our dealer manager encompasses all intermediaries and is broken into three segments; Wealth Advisor, RIA and Professional Buyer. Traditional channels covered include wirehouse, regional broker-dealer, independent broker-dealer channels, registered investment advisors, multi-family offices, trusts, private banks, regional banks, sub-advisory, insurance companies, retirement platforms, ETF strategists and multi-manager platforms. Our dealer manager has an extensive sales team across Active, Alternatives and Passive products in the Americas.